Mail Stop 3561

October 19, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Philip H. Trenary, Chief Executive Officer
Pinnacle Airlines Corp.
1689 Nonconnah Boulevard
Suite 111
Memphis, Tennessee 38132

> **Re: Pinnacle Airlines Corp.**
> **Form 10-Q for the quarter ended March 31, 2006**
> **Filed April 27, 2006**
> **Form 10-Q for the quarter ended June 30, 2006**
> **Filed August 1, 2006**
> **File No. 001-31898**

Dear Mr. Trenary:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief